

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 10, 2009

Mr. J. Curt Stafford
CFO, UTEC, Inc.
2420 Springer Drive, Suite 110
Norman, OK 73069

> **RE:   Form 8-K Item 4.01 filed August 12, 2009**
> **File No. 0-53241**

Dear Mr. Stafford:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant